Exhibit (a)(1)

June 8, 2007

Re: Tender Offer from Lexington Realty Trust

Dear Wells REIT Stockholder:

We understand that you may have recently received or may receive in the near future a mailing from Lex-Win Acquisition LLC, indirectly owned by Lexington Realty Trust and Winthrop Realty Trust (collectively, “Lexington”) with an offer to purchase or “tender” your shares in Wells REIT at a price of $9.00 per share. You should be aware that Wells REIT is not in any way affiliated with Lexington, and we believe this offer is not in the best interests of our stockholders.

The Board of Directors of Wells REIT has carefully evaluated the terms of Lexington’s offer and unanimously recommends that stockholders reject Lexington’s offer and not tender their shares.

The Board’s recommendation was reached after consulting with Wells REIT’s management and Wells REIT’s outside advisors. The enclosed document is a copy of the Schedule 14D-9, which Wells REIT filed with the SEC in response to Lexington’s tender offer. The Schedule 14D-9 provides additional information to stockholders and includes a full description of the Board’s reasoning and recommendation regarding this tender offer. Please take the time to read it before making your decision. Some of the reasons why we strongly believe the offer is not in the best interests of the stockholders are as follows:

➢	We believe that real estate valuations for Class A office properties have generally improved since the $8.93 net asset valuation determination made on January 3, 2007;

➢	We believe that the offer is less than the potential long-term value of the Company’s shares on a going forward basis;

➢	We believe that our current business plan in effect for the future of the Company may be more beneficial to stockholders;

➢	We believe the offer represents an opportunistic attempt to deprive the Company’s stockholders who tender shares in the offer of the potential opportunity to realize the full long-term value of their investment in the Company;

➢	We believe that the timing of the offer is intended to take advantage of any potential increase in the value of the Company’s shares associated with a possible listing and trading of the Company’s shares on a national exchange;

➢	The amount of consideration offered to the Company’s stockholders is uncertain given that a deduction will be made from the $9.00 per share consideration equal to the aggregate amount of any dividends declared or made from any “capital transactions” and the determination of what constitutes a “capital transaction” is in the sole discretion of the Offerors; and

➢	The offer is highly conditional, resulting in substantial uncertainty as to whether the Offer will be completed.

Finally, we urge you to carefully read Section 12 of Lexington’s Offer to Purchase which describes the conditions which would allow Lexington to withdraw its offer and not purchase your shares.

In summary, we believe that Lexington should be viewed as an opportunistic purchaser which is attempting to acquire shares in order to make a short-term profit and, as a result, deprive our stockholders of the long-term value of their shares in the Company.

We strongly recommend that you access Wells REIT’s Web site at www.wellsreit.com for updates on additional matters. Should you have any questions about this tender offer or other matters, please contact the Wells Client Services Department at 800-557-4830 or via e-mail at investor.services@wellsreit.com.

We appreciate your trust in Wells REIT and its Board of Directors. We encourage you to follow the Board’s recommendation and not tender your shares to Lexington.

Sincerely,

Donald A. Miller, CFA

Chief Executive Officer

Wells Real Estate Investment Trust, Inc.

Enclosure	(Continued on reverse)

Disclosures

This correspondence may contain forward-looking statements about Wells REIT. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this correspondence should be aware that there are various factors, many of which are beyond the control of Wells REIT, that could cause actual results to differ materially from any forward-looking statements made in this correspondence, which include changes in general economic conditions, changes in real estate conditions, increases in interest rates, the potential need to fund capital expenditures out of operating cash flow, and lack of availability of financing or capital proceeds. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this correspondence. Wells REIT does not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements. Wells REIT urges you read carefully Item 8 of the attached Schedule 14D-9 for a discussion of additional risks that could cause actual results to differ from any forward-looking statements made in this correspondence.

The estimated net asset valuation determination of Wells REIT’s common stock made on January 3, 2007 was based upon information provided by an independent third party based on the net asset value of the assets and liabilities of Wells REIT as of September 30, 2006, is only an estimate, and is based on a number of assumptions and estimates which may not be accurate or complete.